


15008760

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 1/27/16

DIVISION OF
CORPORATION FINANCE

January 28, 2016

Act: 1934
Section:
Rule: 14a-8 (COVS)
Public
Availability: 1-28-16

Keith M. Townsend
King & Spalding LLP
ktownsend@kslaw.com

Re: ConocoPhillips

Dear Mr. Townsend:

This is in regard to your letter dated January 27, 2016 concerning the shareholder proposal submitted by the Unitarian Universalist Association for inclusion in ConocoPhillips' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that ConocoPhillips will include the proposal in its proxy materials and that ConocoPhillips therefore withdraws its January 5, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

cc: Timothy Brennan
Unitarian Universalist Association
tbrennan@uua.org

KING & SPALDING

King & Spalding LLP
1180 Peachtree Street N.E.
Atlanta, GA 30309-3521
Tel: +1 404 572 4600
Fax: +1 404 572 5100
www.kslaw.com

Keith M. Townsend
Direct Dial: +1 404 572 3517
Direct Fax: +1 404 572 5100
ktownsend@kslaw.com

January 27, 2016

By Electronic Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ConocoPhillips
Shareholder Proposal from The Unitarian Universalist Association
Securities Exchange Act of 1934 — Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 5, 2016, we, on behalf of our client ConocoPhillips (the "Company"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission confirm that, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, the Company could exclude the shareholder proposal, dated November 23, 2015 (the "Proposal"), submitted by the Unitarian Universalist Association (the "Proponent") from the Company's proxy materials prepared for its 2016 Annual Meeting of Shareholders.

At your request, we hereby confirm on behalf of the Company that, based on the Proponent's letter, dated January 19, 2016, submitted to the Staff, the Company hereby (1) withdraws its request relating to the exclusion of the Proposal and (2) advises the Staff that it will include the Proposal in the Company's proxy materials being prepared for its 2016 Annual Meeting of Shareholders.

* * *

If we can be of any further assistance in this matter, please do not hesitate to contact me at (404) 572-3517 or ktownsend@kslaw.com, or Shannon B. Kinney, the Company's Managing Counsel, at (281) 293-2623 or Shannon.Kinney@conocophillips.com.

Very truly yours,



Keith M. Townsend

cc: Shannon B. Kinney
(ConocoPhillips)

Timothy Brennan
(Unitarian Universalist Association)

January 19, 2016

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by ConocoPhillips to omit proposal submitted by Unitarian Universalist Association

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Unitarian Universalist Association (the "UUA") submitted a shareholder proposal (the "Proposal") to ConocoPhillips ("ConocoPhillips" or the "Company"). The Proposal asks the Human Resources and Compensation Committee of ConocoPhillips' board to change the application of the Variable Cash Incentive Program, or any successor annual incentive program, to provide for deferral of a portion of bonuses awarded to senior executives.



UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan

Treasurer and Chief Financial Officer

In a letter to the Division dated January 5, 2016 (the "No-Action Request"), ConocoPhillips stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2016 annual meeting of shareholders. ConocoPhillips argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(f)(1), on the ground that the UUA failed to provide a statement of its intention to hold the requisite number of shares of ConocoPhillips stock through the annual meeting. Because the UUA timely provided such a statement to ConocoPhillips using one of the two means requested by the Company, the UUA respectfully asks that ConocoPhillips' request for relief be denied.

As described in the No-Action Request, Shannon Kinney, Managing Counsel of ConocoPhillips, sent a letter (the "Deficiency Notice") to my attention, dated December 1, 2015, notifying me that ConocoPhillips considered the UUA's submission of the Proposal to be deficient because it did not indicate that the UUA intended to hold the necessary number of ConocoPhillips shares through the date of the 2016 annual meeting (such a statement is referred to as a "Statement of Intention"). The Deficiency Notice stated that the UUA could send the Statement of Intention by mail to a ConocoPhillips address in Houston, Texas, or by email to Shannon.kinney@conocophillips.com.

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475

uua.org

I received the deficiency notice on December 3, 2015. The next morning, on December 4, I asked my assistant, Susan Helbert, to send an email to Shannon.kinney@conocophillips.com, attaching a letter I had drafted to Ms. Kinney dated December 3, 2015 (the "December 3 Letter").

The December 3 Letter stated:

In response to your letter dated December 1, 2015, this letter serves to notify you that The Unitarian Universalist Association (UUA) has held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting. (emphasis added)

The underlined text constituted the UUA's Statement of Intention.

ConocoPhillips asserts in its No-Action Request that it never received the December 3 Letter. Upon receiving the No-Action Request, I asked Scott Thomson, the UUA's Network Administrator, to confirm that Ms. Helbert had in fact sent the December 3 Letter to Ms. Kinney.

Mr. Thomson's description of his inquiry is set forth in his letter (the "Thomson Letter"), which is attached as Exhibit A. He searched Ms. Helbert's Sent Items folder and located an email sent by Ms. Helbert to Shannon.kinney@conocophillips.com--the email address specified in the Deficiency Notice—at 10:14 a.m. on December 4, 2015 (the "Helbert Email"). A screenshot of Mr. Thomson's search of Ms. Helbert's Sent Items folder is attached to the Thomson Letter as Exhibit 1.

Mr. Thomson confirmed that a document was attached to the Helbert Email. That document, which is attached to the Thomson Letter as Exhibit 2, is the December 3 Letter I drafted, which included the UUA's Statement of Intention, and asked Ms. Helbert to send.

In sum, the UUA timely responded to the Deficiency Notice with a Statement of Intention meeting the requirements of Rule 14a-8(b). The UUA's response was sent to the email address specified in the Deficiency Notice. The Proposal itself was received before the submission deadline. Under these circumstances, it would be most consistent with the purpose of Rule 14a-8—facilitating shareholders' exercise of their state-law right to present matters at shareholder meetings--to deny the No-Action Request.

* * * *

The UUA appreciates the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at (617) 948-4305.

Very truly yours,



Timothy Brennan
Treasurer and CFO

cc: Keith M. Townsend
King & Spalding
ktownsend@kslaw.com

EXHIBIT A

January 19, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response by Unitarian Universalist Association to ConocoPhillips' Request to Omit



UNITARIAN
UNIVERSALIST
ASSOCIATION

Ladies and Gentlemen:

I write this letter in support of the Unitarian Universalist Association's ("UUA's") response to ConocoPhillips' ("COP's) request to omit the shareholder proposal (the "Proposal") the UUA submitted for inclusion in COP's proxy statement for the 2016 annual meeting of shareholders (the "No-Action Request").

I am the Network Administrator for the UUA. In that capacity, I have access to the UUA email servers and server logs as well as the folders and mailboxes associated with UUA email account holders.

I have been informed that COP is asserting in the No-Action Request that it did not receive any response to its letter dated December 1, 2015 (the "Deficiency Notice") notifying Timothy Brennan, the UUA's Treasurer and CFO, that the UUA's proposal submission was deficient because it did not include a statement of the UUA's intention to hold its shares of COP stock through the annual meeting date. The Deficiency Notice, which is attached to the No-Action Request as Exhibit B, was sent by COP Managing Counsel Shannon Kinney, and it invited response by regular mail or by email to Shannon.Kinney@conocophillips.com.

24 Farnsworth Street, Boston MA 02210 | P (617) 742-2100 | F (617) 367-3237

uua.org

I have searched the "Sent Items" email folder of Susan Helbert, Mr. Brennan's assistant. On December 4, 2015, at 10:14 am, she sent an email (the "Helbert Email") to shannon.kinney@conocophillips.com. A screenshot of the results of my search of Ms. Helbert's Sent Items folder is attached as Exhibit 1. A document, which is attached as Exhibit 2, was attached to the Helbert Email. No error message was received indicating that the Helbert Email had bounced back from the recipient mail server.

If I can be of any further assistance in this matter, please do not hesitate to contact me on (617) 948-4614.

Very truly yours



UNITARIAN
UNIVERSALIST
ASSOCIATION



Scott Thomson

Network Administrator

sthomson@uua.org

EXHIBIT 1



Discovery Search Mailbox - Outlook Web App - Internet Explorer

https://mailuua.uua.org/owa/MsExchDiscoveryMailboxD919BA05-46A6-4

Outlook Web App

sign out | Discovery Search Mailbox

Mail > Results-1/12/2016 11:19:50 AM 1 Items

Find Someone Options

- Favorites
  - Inbox
  - Unread Mail
  - Sent Items
- Discovery Search Mailbo
  - Inbox
  - Drafts
  - Sent Items
  - Deleted Items
  - Carey M, address sea
  - ConocoPhillips letter
    - Results-1/12/2016
  - From ConocoPhillips
    - Results-1/12/2016
  - Junk E-Mail
  - Notes
  - Search Folders

New Delete Move Filter View

Search Entire Mailbox

Arrange by Date Newest on Top

Last Month

Susan Helbert
Response to Letter Dated 12/1/... 12/4/2015

Response to Letter Dated 12/1/15

Susan Helbert

To: shannon.kinney@conocophillips.com

Attachments: Response to ConocoPhillips~1.pdf (145 KB) [Open as Web Page]

Friday, December 04, 2015 10:14 AM

Hi Ms. Kinney-

Please find attached the UUA's response to your letter dated December 1, 2015.

Best-

Susan D. Helbert | Assistant to the Treasurer

Phone (617) 948-4306 | shelbert@uua.org

uua.org | uucef.org

UNITARIAN UNIVERSALIST ASSOCIATION

Our work is made possible by congregations' generous gifts to the Annual Program Fund and individual friends like you. Please consider making a gift today!

Mail
Calendar
Contacts
Tasks
Public Folders

Start 9:39 AM 1/13/2016

EXHIBIT 2

VIA EMAIL

December 3, 2015

Shannon B. Kinney
Managing Counsel
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079-1175
Shannon.kinney@conocophillips.com


UNITARIAN
UNIVERSALIST
ASSOCIATION

Timothy Brennan
Treasurer and
Chief Financial Officer

Dear Ms. Kinney:

In response to your letter dated December 1, 2015, this letter serves to notify you that The Unitarian Universalist Association (UUA) has held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Yours very truly,



Timothy Brennan

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475

uua.org

KING & SPALDING

King & Spalding LLP
1180 Peachtree Street N.E.
Atlanta, GA 30309-3521
Tel: +1 404 572 4600
Fax: +1 404 572 5100
www.kslaw.com

Keith M. Townsend
Direct Dial: +1 404 572 3517
Direct Fax: +1 404 572 5100
ktownsend@kslaw.com

January 5, 2015

By Electronic Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ConocoPhillips
Shareholder Proposal from The Unitarian Universalist Association
Securities Exchange Act of 1934 — Rule 14a-8

Ladies and Gentlemen:

On behalf of our client ConocoPhillips (the "Company"), we hereby request confirmation pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action be taken if the Company omits the shareholder proposal, dated November 23, 2015 (the "Proposal"), submitted by the Unitarian Universalist Association (the "Proponent") from the Company's proxy materials (the "Proxy Materials") prepared for its 2016 Annual Meeting of Shareholders (the "2016 Annual Meeting").

The Company intends to hold the 2016 Annual Meeting on or about May 10, 2016 and to file the definitive Proxy Materials with the Commission on or about March 28, 2016. In accordance with the requirements of Rule 14a-8(j), this letter has been filed no less than 80 calendar days before the Company intends to file the definitive Proxy Materials.

This request is being submitted by electronic mail. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, if the Proponent elects to submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

The Proposal and Related Correspondence

The Proposal requests that the Company's Board of Directors change the application of awards made to senior executives under the Company's Variable Cash Incentive Program by instituting a deferral and adjustment period for any awards which are based on any measure of the Company's reserves. A copy of the Proposal and the accompanying correspondence submitted to the Company by the Proponent is attached hereto as Exhibit A.

The Proponent submitted the Proposal to the Company by overnight delivery on November 23, 2015, but the Proponent's submission failed to include a statement of the Proponent's intent to hold the requisite number of shares of the Company's common stock through the date of the 2016 Annual Meeting. Accordingly, in a letter dated December 1, 2015 (the "Deficiency Notice"), the Company notified the Proponent of this procedural deficiency as required by Rule 14a-8(f). Specifically, the Deficiency Notice:

- informed the Proponent of the stock ownership requirements of Rule 14a-8(b) and provided a copy of Rule 14a-8;
- alerted the Proponent to the fact that the failure to include a statement of Proponent's intention to hold the requisite number of shares of Company common stock through the date of the 2016 Annual Meeting was a deficiency in the Proposal; and
- stated that Proponent's response to the Deficiency Notice must be postmarked or transmitted electronically within 14 calendar days following the date Proponent received of the Deficiency Notice.

The Deficiency Notice was sent to the Proponent by overnight delivery on December 1, 2015, which is within 14 calendar days following the Company's receipt of the Proposal, and the Company's records confirm delivery of the Deficiency Notice at 10:12 a.m. on December 3, 2016. A copy of the Deficiency Notice and the relevant records confirming delivery of the Deficiency Notice are attached hereto as Exhibits B and C, respectively.

As of the date of this letter, the Company has not received a response to the Deficiency Notice from Proponent, and Proponent has not provided a statement confirming that it intends to hold the requisite number of shares of the Company's common stock through the date of the 2016 Annual Meeting.

The Proposal May Be Omitted Under Rule 14a-8(f)(1) Because the Proponent Failed to State Its Intent to Hold the Requisite Shares of the Company's Common Stock Through the Date of the 2016 Annual Meeting.

We believe the Proposal may be omitted from the Proxy Materials under Rule 14a-8(f)(1) because the Proponent failed to state its intent to hold the requisite shares of the Company's common stock through the date of the 2016 Annual Meeting as required by Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must ... continue to hold [at least $2,000 in market value, or 1%, of the company's] securities through the date of the meeting." Rule 14a-8(b)(2) provides that when a stockholder demonstrates share ownership by providing a statement from the recordholder of its shares, "[the stockholder] must also include [a] written statement that [it] intends to continue to hold the securities through the date of the meeting of shareholders." Staff Legal Bulletin No. 14 also specifies that a stockholder must provide the company with a written statement that it intends to continue holding the requisite number of shares through the date of the stockholder meeting. *See* Section C.1.d., Staff Legal Bulletin No. 14 (Jul. 13, 2001).

The Deficiency Notice alerted the Proponent to this requirement, informed the Proponent that the Proponent failed to satisfy it and afforded the Proponent with the opportunity to cure this deficiency. The Proponent failed to provide the Company with a written statement of its intent to hold the requisite amount of shares of the Company's common stock through the date of the 2016 Annual Meeting, as required by Rule 14a-8(b), despite the Company's timely delivery of the Deficiency Notice.

The Staff has consistently concurred in the exclusion of stockholder proposals submitted by proponents who, as here, have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the stockholder meeting at which the proposal will be voted on by stockholders. For example, in *The Dow Chemical Co.* (avail Feb. 13, 2015), the Staff concurred in the exclusion of a stockholder proposal where the Proponent (who was also the proponent of the stockholder proposal subject to that no action request) failed to provide a written statement of its intent to hold requisite securities in response to the company's deficiency notice, even after the Proponent provided such a statement in response to Dow Chemical's no-action request. *See also General Electric Co.* (avail. Jan 30, 2012); *International Business Machines Corp.* (avail. Dec. 28, 2010); *Fortune Brands, Inc.* (avail. Feb. 12, 2009, reconsid. denied Apr. 7, 2009; *Rite Aid Corp.* (avail. Mar. 26, 2009); *Exelon Corp.* (avail. Feb. 23, 2009); *Sempra Energy* (avail. Jan. 21, 2009); *Washington Mutual, Inc.* (avail. Dec. 31, 2007); *Sempra Energy* (avail. Dec. 28, 2006); *SBC Communications Inc.* (avail. Jan. 2, 2004); *IVAX Corp.* (avail. Mar. 20, 2003); *Avaya, Inc.* (avail. July 19, 2002); *Exxon Mobil Corp.* (avail. Jan. 16, 2001) (in each case the Staff concurred in the exclusion of a stockholder proposal where the proponents did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by stockholders).

As with the proposals cited above, the Proponent has failed to provide the Company with a written statement of its intent to hold the requisite amount of Company shares through the date of the 2016 Annual Meeting as required by Rule 14a-8(b) despite the Company's timely Deficiency Notice. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(f)(1).

Conclusion

On the basis of the foregoing, the Company respectfully requests the concurrence of the Staff that the proposal may be excluded from the Company's Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (404) 572-3517 or ktownsend@kslaw.com, or Shannon B. Kinney, the Company's Managing Counsel, at (281) 293-2623 or Shannon.Kinney@conocophillips.com.

Very truly yours,



Keith M. Townsend

Enclosures

cc: Shannon B. Kinney
(ConocoPhillips)

Timothy Brennan
(Unitarian Universalist Association)

Exhibit A

**Stockholder Proposal by the Unitarian Universalist Association,
dated November 23, 2015**


Shanna Kinney
11/24/15

VIA PRIORITY MAIL AND USPS

November 23, 2015

Ms. Janet Langford Kelly
Senior Vice President Legal, General Counsel, and Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079-1175



UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan
Treasurer and Chief Financial Officer

Dear Ms. Kelly:

The Unitarian Universalist Association (UUA), a holder of 124 shares of ConocoPhillips, is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Board of Directors take the necessary steps to change the application of the Variable Cash Incentive Program ("VCIP"), or any successor annual incentive program, to senior executives.

This resolution is proposed by the Unitarian Universalist Association, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $186 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475

uua.org

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting.

Verification that we are beneficial owners of ConocoPhillips is enclosed. If you have any questions or wish to discuss the proposal, please contact me at (617) 948-4605 or tbrennan@uua.org.

Yours very truly,



Timothy Brennan

Enclosures: Shareholder resolution
Verification of ownership

RESOLVED that stockholders of ConocoPhillips urge the Board of Directors to take the necessary steps (excluding any steps that must be taken by stockholders) to change the application of the Variable Cash Incentive Program ("VCIP"), or any successor annual incentive program, to senior executives, as follows:

1. An award under the VCIP (a "Bonus") that is based on a metric derived from any measure of ConocoPhillips' reserves (a "Reserve Metric") shall not be paid in full for a period of five years ("Deferral Period"); and
2. The Human Resources and Compensation Committee (the "Committee") shall develop a methodology for (a) determining what proportion of a Bonus should be paid immediately, taking into account the proportion of the Bonus based on the Reserve Metric; (b) adjusting the remainder of the Bonus over the Deferral Period to reflect performance on the Reserve Metric(s) during the Deferral Period, including whether ConocoPhillips wrote down the value of reserves underlying the Reserve Metric(s); and (c) paying out the remainder of the Bonus during and at the end of the Deferral Period.

The changes should not violate any existing contractual obligation of ConocoPhillips or the terms of any compensation or benefit plan currently in effect and should not have the effect of reducing amounts already awarded or earned.

SUPPORTING STATEMENT

As long-term stockholders, we are concerned that short-term incentive plans can encourage senior executives to manage for the short term. For the past several years, payments to named executive officers under the VCIP have been based in part upon reserve replacement ratio.

We are concerned that the use of Reserve Metrics in short-term incentive programs may encourage the acquisition of reserves that are so costly to produce that projects may be cancelled and the value of assets written down if oil prices stay depressed. We believe that lower demand caused by measures to limit climate change may lead to lower oil prices over the medium and longer term.

Lower oil prices can impair the value of reserves that are costly to access, such as shale and oil sands. A 2015 Wood Mackenzie report estimated that $1.5 trillion of uncommitted spend on new conventional and North American unconventional oil is uneconomic at $50 per barrel. ("Upstream Cost Cuts Must Go Deeper to Save Projects," Sept. 21, 2015) In the 3rd quarter of 2015, ConocoPhillips reported a realized price of only $32.91 per barrel of oil equivalent, down substantially from $64.78 in the 3rd quarter of 2014. (http://www.sec.gov/Archives/edgar/data/1163165/000115752315003543/a51211040_ex991.htm) The company has cut 2015 capex spending several times.

This proposal urges a longer-term orientation with respect to reserves. The proposal asks that the Committee develop a system for holding back some portion of each Bonus based on Reserve Metric(s) for five years and adjusting the unpaid portion to account for reserve performance during that period. The Committee would have discretion to set the terms and mechanics of this process.

We urge stockholders to vote FOR this proposal.

Page 22 redacted for the following reason:

*** FISMA & OMB Memorandum M-07-16 ***



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

November 23, 2015

To Whom It May Concern:

The Unitarian Universalist Association has consistently held 124 shares of CONOCO PHILLIPS, CUSIP 20825C104, in account number *** FISMA & OMB Memorandum M-07-16 *** The asset has been held in custody for more than a one year period, preceding and including November 23, 2015. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Mark Steinmeier

Mark Steinmeier,
Client Service
State Street Corporation
Wealth Manager Services
816-871-3027

Page 24 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Deficiency Notice by ConocoPhillips, dated December 1, 2015



Shannon B. Kinney
Managing Counsel

ConocoPhillips Company
600 North Dairy Ashford (77079-1175)
P.O. Box 4783, ML 1070
Houston, TX 77210-4783
Telephone: (281) 293-2623
Facsimile: (281) 293-1954
Email: *Shannon.Kinney@ConocoPhillips.com*

December 1, 2015

BY UPS

Mr. Timothy Brennan
Unitarian Universalist Association
24 Farnsworth Street
Boston, Massachusetts 02210-1409

Re: Notice of Deficiency – Proposal for 2016 Annual Meeting

Dear Mr. Brennan:

I am writing to acknowledge receipt on November 24, 2015, of your shareholder proposal (the "Proposal") submitted to ConocoPhillips. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended, we hereby inform you of a procedural defect in your submission, as described below. For your convenience we are transmitting a copy of Rule 14a-8 with this letter.[1]

Under Rule 14a-8(b), in order to be eligible to submit a proposal, a stockholder must demonstrate that the stockholder has continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year preceding and including the date the stockholder submits the proposal. A stockholder must also continue to hold those securities through the date of the meeting. When a stockholder's proposal does not satisfy the procedural requirements of Rule 14a-8, the stockholder has the opportunity to revise the proposal to adequately correct the problem within 14 days following notice of such deficiency.

We did not find a written statement in your proposal indicating your commitment to hold securities through the date of the meeting as is required by Rule 14a-8(b)(2)(i). Consequently, we consider your submission to be deficient.

If you chose to revise your submission, under Rule 14a-8(f)(1), your response must be postmarked or transmitted electronically within 14 calendar days of your receipt of this letter. Please note that, because the submission has not satisfied the procedural requirements described above, we have not yet determined whether the submission could

[1] An electronic version of Rule 14a-8 is available at: http://www.ecfr.gov/cgi-bin/text-idx?SID=16d6add098f493d27ee9fe18083cedf8&node=se17.4.240_114a_68&rgn=div8.

be omitted from the company's proxy statement on other grounds. If you adequately correct the procedural deficiencies within the 14-day time frame, the company reserves the right to omit your proposal pursuant to Rule 14a-8(i) if another valid basis for such action exists.

Please send the requested documentation to my attention:

Shannon B. Kinney
ConocoPhillips Company
ML 1070
600 North Dairy Ashford
Houston, Texas 77079

Alternatively, you may transmit any response by email to me at shannon.kinney@conocophillips.com.

If you have any questions or would like to speak with a representative from ConocoPhillips about your proposal, please contact me at (281) 293-2623.

Best regards,



Shannon B. Kinney
Managing Counsel

Attachment

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of November 27, 2015

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Need assistance?



Exhibit C

Confirmation of Delivery of Deficiency Notice

Pages 34 through 35 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***